Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (Turquoise Hill or the Company)

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Canada

2.	Date of Material Change

November 26, 2013.

3.	News Release

A news release was issued on November 26, 2013 and was disseminated through the facilities of the Marketwired newswire service. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On November 26, 2013, the Company announced that it had filed a final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding amendment to its previously filed registration statement on Form F-10 with the United States Securities and Exchange Commission (the SEC) outlining the details of a rights offering in which all existing shareholders, subject to applicable law, may participate on an equal, proportional basis in purchasing additional common shares.

5.	Full Description of Material Change

On November 26, 2013, the Company announced that it had filed a final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding amendment to its previously filed registration statement on Form F-10 with the SEC outlining the details of a rights offering in which all existing shareholders, subject to applicable law, may participate on an equal, proportional basis in purchasing additional common shares. The offering is expected to raise approximately US$2.4 billion in gross proceeds. The Company intends to use the net proceeds from the rights offering to repay all amounts that will be outstanding under its US$1.8 billion interim funding facility and its secured US$600 million bridge facility with Rio Tinto South East Asia Limited (the Lender), and to use any remaining proceeds for the continued funding of its Oyu Tolgoi project, working capital, general administrative expenses and other corporate expenses.

The Company also announced that, in accordance with its August 2013 Memorandum of Agreement with the Lender and Rio Tinto International Holdings Limited (RioTinto), as amended on November 14, 2013, Rio Tinto has agreed to provide a standby commitment pursuant to which Rio Tinto is required to acquire any Turquoise Hill common shares not taken up under the rights offering, subject to certain conditions, and will receive a 3% standby commitment fee.

Key terms contained in the final prospectus for the rights offering include:

•	Each Turquoise Hill shareholder resident in Canada or the United States will receive one transferable right for each common share owned as of December 6, 2013, the record date of the rights offering. Other shareholders meeting applicable regulatory criteria can also take steps to participate in the rights offering.

•	Each right will entitle the holder to purchase one common share of Turquoise Hill.

•	Each holder may choose a subscription price of either US$2.40 per share or CDN$2.53 per share. The US and Canadian subscription prices represent a discount of approximately 42% to the closing prices of US$4.16 on the New York Stock Exchange (NYSE) and CDN$4.39 on the Toronto Stock Exchange (TSX) on November 25, 2013.

•	Approximately 1,006,000,000 common shares (being equal to the approximate number of common shares currently outstanding) are expected to be issued under the rights offering.

•	A rights offering prospectus will be mailed to each shareholder of record on or about December 11, 2013 and a rights certificate will be mailed to each registered shareholder resident in Canada or the United States as of the record date, subject to applicable law.

•	The rights offering will be open for exercise for 27 days from the date of mailing to shareholders and will expire at 5:00 p.m. Eastern Standard Time (EST) on January 7, 2014.

•	Shareholders who do not wish to exercise their rights to buy new common shares under the offering will have the option of selling the rights that they receive from Turquoise Hill through the TSX, the NYSE or the NASDAQ Stock Market (NASDAQ).

•	Trading of the rights will begin on the TSX on December 4, 2013 and cease at noon (EST) on January 7, 2014. On the NYSE and NASDAQ, trading of the rights will begin on December 3, 2013 and cease at the close of trading on January 6, 2014. The rights will be listed for trading on the TSX under the symbol TRQ.RT. The rights will be admitted for trading on the NYSE and NASDAQ under the symbols “TRQ RT WI” and “TRQ.V”, respectively, until regular way trading on the NYSE and NASDAQ begins. Once regular way trading starts, the rights will trade on the NYSE and NASDAQ under the symbols “TRQ RT” and “TRQ.R”, respectively.

•	Shareholders who do not exercise all of their rights will have their present ownership interests in Turquoise Hill reduced, as a percentage of the total outstanding common shares, as a result of the rights offering.

The Company’s final prospectus is available electronically at www.sedar.com.

6	Disclosure for Restructuring Transactions

Not applicable.

7.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

8.	Omitted Information

Not applicable.

9.	Executive Officer

The name and business number of the officer of the Company through whom an executive officer who is knowledgeable of the material change and this report may be contacted is:

Allison Snetsinger

Assistant Corporate Secretary

Suite 354 – 200 Granville Street

Vancouver, British Columbia

V6C 1S4

Telephone: (604) 331-9876

10.	Date of Report

November 29, 2013.